SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No.   )*

EMPIRE STATE REALTY TRUST, INC.
 (Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

292104106
(CUSIP Number)

August 23, 2016
 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292104106

1.	Names of Reporting Persons Qatar Investment Authority

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Qatar

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 15,130,147 (See Item 4)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 29,610,854 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,610,854

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.4% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 292104106

1.	Names of Reporting Persons Q REIT Holding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Qatar

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 15,130,147 (See Item 4)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 29,610,854 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,610,854

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.4% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer Empire State Realty Trust, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices Empire State Realty Trust, Inc. 111 West 33rd Street, 12th Floor New York, NY 10120

Item 2(a).
Name of Person(s) Filing

This Schedule 13G is being jointly filed by Q REIT Holding LLC and Qatar Investment Authority (each a “Reporting Person” and, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1 hereto, related to the joint filing of this Schedule 13G in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2(b).
Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Reporting Person is Ooredoo Tower, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar.

Item 2(c).	Citizenship Each of the Reporting Persons is organized under the laws of Qatar.
Item 2(d).	Title of Class of Securities Class A Common Stock, par value $0.01 per share (the “Class A Comon Stock”).
Item 2(e).	CUSIP Number 292104106

Item 3.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Exchange Act.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 29,610,854

(b)	Percent of Class: 19.4%

(c)	Number of shares as to which each person has:

(i) Sole power to direct the vote: 0

(ii) Shared power to direct the vote: 15,130,147

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 29,610,854

This report is being filed by Q REIT Holding LLC, which directly owns 29,610,854 shares of Class A Common Stock reported herein, and Qatar Investment Authority, which is the sole member of Q REIT Holding LLC and therefore may be deemed an indirect beneficial owner of shares of Class A Common Stock directly owned by Q REIT Holding LLC.

Pursuant to a stockholders agreement between the Issuer and Q REIT Holding LLC, Q REIT Holding LLC granted to the board of directors of the Issuer an irrevocable proxy to vote any shares of Class A Common Stock directly beneficially owned by Q REIT Holding LLC in excess of 9.9% of the total number of shares of the Issuer’s Class A Common Stock outstanding.  As a result, Q REIT Holding LLC has voting power over 15,130,147 shares of Class A Common Stock and dispositive power over 29,610,854 shares of Class A Common Stock it directly beneficially owns.  Qatar Investment Authority, as the sole member of Q REIT Holding LLC, may be deemed to share voting power over 15,130,147 shares of Class A Common Stock and dispositive power over 29,610,854 shares of Class A Common Stock directly beneficially owned by Q REIT Holding LLC.

Each of the Reporting Persons disclaims beneficial ownership in all shares of the Class A Common Stock reported herein, except to the extent of such Reporting Person’s respective pecuniary interest therein.  All share percentage calculations in this Schedule 13G are based on 152,829,776 shares of the Issuer’s Class A Common Stock outstanding as of August 23, 2016, as reported by the Issuer to the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of the Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2016

By:	QATAR INVESTMENT AUTHORITY /s/ Ian Kellow
Name: Ian Kellow Title: Head of Compliance

By:	Q REIT HOLDING LLC /s/ Ian Kellow
Name: Ian Kellow Title: Head of Compliance

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, filed as Exhibit 99.1 to the Schedule 13G.